CHINA DIGITAL MEDIA CORPORATION
2505-06, 25/F, Stelux House, 698 Prince Edward Road East,
Kowloon, Hong Kong
******

August 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Larry Spirgel Esq.
         Assistant Director

Re: China Digital Media Corporation
                              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
                              Filed February 28, 2006
                              Forms 10-QSB for Fiscal Quarter Ended March 31, 2006
                              File Number: 0-30212

Ladies and Gentlemen:

    Thank you for your comment letter dated August 15, 2006 (the "Comment Letter") with respect to the above-captioned annual report and quarterly report. We would like to submit our responses hereto to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Financial Statements

1. Summary of Significant Accounting Policies and Organization, page 28
(M) Revenue Recognition, page 32

1.
With a view towards expanded policy note disclosure, explain to us in detail the nature of your volume discounts and your basis in GAAP for reporting them under other income as “volume discount earned”. In your response please explain to us the terms of your agreements with your vendors governing the $1,794,897 in volume discounts earned during 2005, the nature of the events that transpired to entitle you to the discounts, and why you have not presented them as an offset to expense, inventory, or PP&E. Please reference for us any specific accounting literature that you have relied upon as a basis for your policy.

Response:

According to the original Purchase Agreement executed between the Company and the Vendor on March 9, 2004, the Company will purchase one unit of set-top-box (“STB”) at a fixed unit price of Rmb 600 (approximately $75). During July and August 2005, the Company’s cumulative order for STBs exceeded 100,000 units and the Company re-negotiated the terms of the Purchase Agreement with the Vendor resulting in the execution of a Supplemental Purchase Agreement (“the SP Agreement”) with the Vendor on August 19, 2005. The SP Agreement fixed a new unit price for the STB for all future purchases at Rmb 505 (approximately $63) per unit and the payment by the vendor to the Company of a one-time “volume discount” of $1,794,000 to be applied as a reduction to the amount then owed by the Company to the vendor.

The Company has considered the guidance of ETIF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”, and considered that the issues discussed therein do not apply to the Company’s situation. The volume discount received by us was a one-time payment and was not based on any future sales or other conditions. Therefore, based on the intent of the SP Agreement, we classified the amount received as other income.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Item 2, Management’s Discussion and Analysis or Plan Operation, page 10

Overview, page 10

2.
We refer to the 3rd paragraph on page 11 where you state “During the quarter, the Company decided to purchase new digital set-top-box which is integrated with new middleware technology from a new STB supplier.” Please tell us whether this means that you either stopped using your old set-top-boxes or will use them less frequently. If so, explain to us why you did not write-down the value of your old set-top-boxes and provide us with any US GAAP guidance that support your accounting.

Response:

According to the Co-operation Agreement between the Company and Nanhai Network Company (“the Agreement”), the Company will only provide one set of the basic digital set-top-box (“STB”) to each subscriber in Nanhai, China, on a lease basis. Under the Agreement, the Company is not obliged to replace the old version of STB if and when a newer STB model is introduced. The subscribers with the old STB model can still watch both basic services and the pay-TV programs. The Company will continue to provide the basic maintenance and warranty programs irrespective of whether the STB is a new or old model.

The new STB model has embedded new features that would allow the Company to provide further services such as XML browser and Java platform and this new model is leased to new digital TV subscribers. If an “old” subscriber would like to use any of the new services provided by the Company, the subscriber is required to buy a new digital STB from the Company to either replace or supplement his or her existing STB, as some subscribers have more than one television set in their homes.

The Company had ensured that all the old STBs in stock were fully leased out before introducing the new STB model. In accordance with the Agreement, we intend to continue maintaining the old STBs with the subscribers over the life of the equipment and do not feel that there is any impairment in the value of the old STBs and therefore the net book value of the old STB has not been written-down in the financial statements.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Daniel Ng
Daniel Ng
President and CEO